Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF PLAYSTUDIOS, INC.

PLAYSTUDIOS, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Secretary of State on June 21, 2021 (the “Certificate of Incorporation”).

2.Section 8.01 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

Section 8.01 Limited Liability. A director or Officer (as defined below) of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or Officer to the fullest extent permitted by the DGCL. All references in this Section 8.01 to an “Officer” shall mean a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term “officer,” as defined in Section 102(b)(7) of the DGCL. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director or Officer, then the liability of a director or Officer, as applicable, of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

3.This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer on this 5th day of June, 2024.

PLAYSTUDIOS, INC.

/s/ Joel Agena
Joel Agena
General Counsel and Secretary